SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)	March 31, 2015

PACIFIC ETHANOL, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-21467	41-2170618
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Capitol Mall, Suite 2060 Sacramento, California	95814
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(916) 403-2123

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.          Entry into a Material Definitive Agreement.

Amendment No. 1 to Agreement and Plan of Merger

On March 31, 2015, Pacific Ethanol, Inc. (the “Company”), AVR Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Aventine Renewable Energy Holdings, Inc. (“Aventine”) entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) amending the terms of the previously disclosed Agreement and Plan of Merger, dated as of December 30, 2014 (the “Merger Agreement”), by and among the Company, Merger Sub and Aventine. Pursuant to the Merger Agreement, Merger Sub will merge with and into Aventine, with Aventine continuing as the surviving corporation of the merger and a wholly-owned subsidiary of the Company (the “Merger”). The Amendment (i) specifies that the Company’s stockholders’ meeting shall occur as promptly as practicable after the declaration of effectiveness of the joint proxy statement/prospectus, rather than within 45 days after the declaration of effectiveness of the joint proxy statement/prospectus, (ii) removes the requirement that the VWAP per share (as defined in the Merger Agreement) of the Company’s common stock, as reported on NASDAQ for the 20 trading days immediately preceding the closing, equals or exceeds $10.00, (iii) provides that the Company will identify individuals to be party to employment agreements and provide such individuals the principal terms of employment, in each case, as promptly as practicable but no later than on or prior to May 1, 2015, rather than 30 days after the execution of the Merger Agreement and (iv) specifies that the condition in Section 7.2(k) of the Merger Agreement shall be deemed to have been satisfied without any further action if the Company does not provided notice to Aventine within 20 days after receipt of the current and valid Phase I environmental site assessment for Aventine’s facility in Pekin, Illinois, that the cost of remediation of Aventine’s facility in Pekin, Illinois would in the reasonable determination of the Company be expected to exceed $3,300,000 in the aggregate.

Other than expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect. The foregoing description of the Amendment is not a complete description of all of the parties’ rights and obligations under the Merger Agreement or the Amendment. The above description is subject to, and qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) by the Company on December 31, 2014, and the Amendment, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This communication and related documents may include “forward-looking statements” including, but not limited to, statements that refer to the Company’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact that reflect the Company’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Aventine, including future financial and operating results, the Company’s or Aventine’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that the Company’s goals and expectations are not predictions of actual performance. Actual results may differ materially from the Company’s current expectations depending upon a number of factors affecting the Company’s business, Aventine’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine acquisition; subsequent integration of the Aventine acquisition and the ability to recognize the anticipated synergies and benefits of the Aventine acquisition; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Company and Aventine stockholder approvals; the risk that a condition to closing of the Aventine acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Company shares to be issued in the transaction; the anticipated size of the markets and continued demand for the Company’s and Aventine’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to the Company’s and Aventine’s facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase the Company’s consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in the Company’s periodic public filings with the Securities and Exchange Commission, including but not limited to the Company’s “Risk Factors” section contained in the Company’s Form 10-K filed with the SEC on March 16, 2015 and from time to time in the Company’s other investor communications. Except as expressly required by law, the Company disclaims any intent or obligation to update or revise these forward-looking statements.

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between the Company and Aventine, the Company has filed with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Aventine that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus will be delivered to the Company’s and Aventine’s stockholders. INVESTORS AND SECURITY HOLDERS OF PACIFIC ETHANOL AND AVENTINE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.pacificethanol.net or by contacting the Company’s investor relations agency, LHA, at (415) 433-3777.

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Participants in the Merger Solicitation

The Company, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s and Aventine’s stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus contained in the above-referenced registration statement on Form S-4 (as may be amended) filed with the SEC. Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus, which will be filed with the SEC. Information about the executive officers of Aventine is set forth at www.aventinerei.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 (as may be amended) and other relevant materials to be filed with the SEC when they become available.

Item 9.01.          Financial Statements and Exhibits.

(d)          Exhibits.

Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger dated March 31, 2015 by and among Pacific Ethanol, Inc., Aventine Renewable Energy Holdings, Inc. and AVR Merger Sub, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2015

Date: April 2, 2015	PACIFIC ETHANOL, INC.

By: /S/ CHRISTOPHER W. WRIGHT
Christopher W. Wright
Vice President, General Counsel and Secretary

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EXHIBITS FILED WITH THIS REPORT

Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger dated March 31, 2015 by and among Pacific Ethanol, Inc., Aventine Renewable Energy Holdings, Inc. and AVR Merger Sub, Inc.

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